Shareholder Meeting Results (Unaudited)

June 14, 2017 meeting

A proposal to approve an agreement and plan of reorganization providing for the transfer of all of the assets of Putnam Arizona Tax Exempt Income Fund to Putnam Tax Exempt Income Fund in exchange for the issuance and delivery of shares of beneficial interest of Putnam Tax Exempt Income Fund and the assumption by Putnam Tax Exempt Income Fund of all of the liabilities of Putnam Arizona Tax Exempt Income Fund, and the distribution of these shares to the shareholders of Putnam Arizona Tax Exempt Income Fund in complete liquidation of Putnam Arizona Tax Exempt Income Fund was approved as follows:

Votes for		Votes against		Abstentions
2,363,328 	 	141,224 	 	124,732

All tabulations are rounded to the nearest whole number.